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                             [SAMSUNG LETTERHEAD]                     Exhibit 22
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                               January 30, 1997

The Independent Directors
AST Research, Inc.
16215 Alton Parkway
Irvine, California 92718
U. S. A.

Gentlemen:

     I am pleased to inform you that Samsung Electronics Co., Ltd. ("Samsung") wishes to commence negotiations with respect to the acquisition by Samsung of all of the outstanding shares of common stock of AST Research, Inc. ("AST") not currently owned by Samsung or its affiliates at a price of $ 5.10 per share. We believe that this price is fair to AST's stockholders in light of AST's present financial condition and future prospects.

     As you may know, Samsung currently beneficially owns approximately 49% of the outstanding shares of AST and has provided AST with considerable financial and operational support. It is apparent that in order for AST to continue as a viable competitor in the intensely competitive PC industry, significant further support from Samsung will be necessary. The acquisition of 100% ownership of AST by Samsung would give AST direct access to Samsung's resources and would provide AST with the best reasonably available way to return to profitability. Without Samsung's ongoing operational and financial support, AST's ability to survive as an independent company is questionable. Accordingly, we believe our proposal is in the best interests not only of AST's stockholders, but all of AST's constituents, including its employees, customers and suppliers.

     Our proposal to enter into negotiations with you is being made in accordance with the provisions of Article 2 of the Stockholder Agreement dated as of July 31, 1995, as amended, between Samsung and AST. Consummation of the proposed acquisition would be subject to several conditions, including negotiation and execution of a mutually satisfactory merger agreement, approval of the transaction by the independent Directors and receipt of all required United States and Korean governmental approvals.

     We and our advisors are available to meet you at your earliest convenience to discuss our proposal and answer any questions you might have. We look forward to working with you on this transaction.

                              Sincerely yours,

                              /s/ JONG YONG YUN
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                                  Jong Yong Yun
                                  President & CEO